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SEC Mail Processing Section
MAR 01 2018
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brevan Howard US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Ave., 9th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reymundo Calcano 212-602-7827
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

345 Park Ave	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Reymundo Calcano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brevan Howard US LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Head of Finance

Title

ANJA A JACKSON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01JA6323005
Qualified in New York County
My Commission Expires April 13, 2019

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member
Brevan Howard US LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brevan Howard US LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2013.

New York, New York
February 27, 2018

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company

Statement of Financial Condition

December 31, 2017

Assets

Assets:		
Cash	$	1,320,099
Accounts receivable		1,367,047
Security deposit		112,217
Investment		102,245
Fixed assets (net of accumulated depreciation		7,879
Prepaid expenses		1,197
Deferred tax assets		8,187
Total Assets	$	2,918,871

Liabilities and Member's Capital

Liabilities:		
Accrued compensation and benefit	$	672,368
Deferred compensation payable		102,245
Accounts payable and other accrued expenses		419,531
Total Liabilities		1,194,144
Commitments (note 4)		
Member's capital		1,724,727
Total	$	2,918,871

See accompanying notes to financial statement.

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2017

(1) Organization and General

Brevan Howard US LLC (BHUSLLC or the Company), was formed as a limited liability company under the laws of the State of Delaware on June 2, 2008. BHUSLLC is a wholly owned subsidiary of Brevan Howard BD Holdings Limited (BHBDHL), a company incorporated with limited liability under the laws of the Cayman Islands. BHUSLLC is an indirect, wholly owned subsidiary of Brevan Howard Capital Management LP (BHCM), a limited partnership established under the laws of Jersey, Channel Islands. Effective January 1, 2015 BHBDHL became a wholly owned subsidiary of Brevan Howard US Investment Management LP (BHUSIM). The Company conducts business as a limited purpose broker-dealer by acting as a private placement agent in connection with the offering and sales of interests in offshore and domestic collective, or pooled, investment funds. The Company is registered under the Securities Exchange Act of 1934 and applicable state law, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

(2) Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

(a) Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Income Taxes

The Company is a Limited Liability Company and has elected to be treated as a disregarded entity for federal and state income tax purposes effective January 1, 2015. Prior to January 1, 2015, the Company was subject to federal, state and local taxes.

As a disregarded entity, the Company is included in the consolidated tax return of its parent, BHUSIM, a partnership. It does not make a provision for federal or state income taxes because it is the individual responsibility of BHUSIM's partners to separately report their proportionate share of BHUSIM's taxable income or loss. BHUSIM makes a provision for New York City Unincorporated Business Tax ("UBT"). Income taxes are allocated to the Company using the pro-rata method. The amount of income tax expense or benefit allocated to the Company by the Parent represents UBT attributable to the operating results of the Company.

The Company follows an asset and liability approach for financial accounting and reporting for UBT. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

(Continued)

Uncertainty in income tax positions is accounted for by recognizing in the financial statements the benefit of a tax position when it is more likely than not that tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. In 2017, no tax benefits or liabilities were recognized for uncertainties related to current year income tax positions. The Company classifies any interest and penalties as a component of income tax expense if incurred. To date, there have been no interest or penalties charged or accrued in relation to unrecognized tax benefits.

The Company's federal, state and city income tax returns for the years 2014 – 2015, and BHUSIM's UBT tax return for 2015 – 2016 are subject to examination by tax authorities.

(c) ***Cash and Cash Equivalents***

The Company defines cash and cash equivalents as short-term, highly liquid securities and interest earning deposits with original maturities of three months or less, at the time of purchase. The Company had no cash equivalents.

(d) ***Concentration of Risk***

Financial instruments that potentially subject the Company to concentrations of risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank accounts with one bank whose balances often exceed federally insured limits.

(e) ***Fixed Assets***

Fixed assets are included on the balance sheet at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the lease life or the estimated useful life. Maintenance and repairs are charged to expense as incurred.

(3) Cash

At December 31, 2017, the Company's cash is comprised of bank deposits in the amount of $1,320,099 of which $250,000 is federally insured.

(4) Commitments

Lease Commitments

590 Madison Avenue (9th Floor – Suite C), New York, New York

On July 1, 2013, the Company entered into a noncancelable agreement to lease office space at 590 Madison Ave (9th Floor – Suite C), New York, New York through an assignment and assumption of lease agreement also dated July 1, 2013. The assignment commenced July 1, 2013 and expires January 31, 2019. The Company entered into a sublease agreement to lease 590 Madison Ave (9th Floor – Suite C) to a sub-tenant. The sublease agreement commenced on July 14, 2016 and expires on January 31, 2019. Rental expense in respect of the leases for the year ended December 31, 2017 of $286,102 was offset by the sublease income of $180,901 and is included under occupancy within the Statement of Operations as occupancy expense.

(Continued)

The security deposit requirement of $112,217 for the lease of the 590 Madison Avenue (9th Floor – Suite C), New York, New York office space was satisfied by way of a letter of credit facility of $112,217 from Citibank, N.A. with BHUSLLC as the applicant and 590 Madison Avenue, LLC as the beneficiary.

590 Madison Avenue (9th Floor – Suite B), New York, New York

During 2014, the Company entered into an agreement to lease office space at 590 Madison Ave (9th Floor – Suite B), New York, New York. The lease commenced June 1, 2014 and expires January 31, 2019. Rental expense in respect of the lease for the year ended December 31, 2017 is $208,825 and is included under occupancy within the Statement of Operations as occupancy expense.

The future minimum payments under the leases for Suite B and Suite C are as follows:

		590 Madison Ave New York, New York
2018	$	534,747
2019		44,562
	$	579,309

The future minimum sublease payments to be received under the lease for Suite C are as follows:

		590 Madison Ave New York, New York
2018	$	187,746
2019		15,936
	$	203,682

(5) Indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

(6) Related-Party Transactions

Investment

The Company awards bonuses to a selected group of its employees for services rendered. A portion of these awards is subject to deferral for a period of three years. Employees can express a preference that the deferred balance be invested in private Brevan Howard funds with such investments made by Brevan Howard Nominee Services Limited (BHNSL) on the Company's behalf. As of December 31, 2017 the fair value of the investment was $102,245. The company values its investments in the private Brevan Howard funds using the net asset value provided by the underlying funds as a practical exponent, unless it is probable that the Company will sell a portion of an investment at an amount different from the NAV of the investment.

(7) Fixed Assets

The following schedule details the cost, accumulated depreciation, and net book value of all fixed assets for the year ended December 31, 2017:

		Furniture and fixtures	Information technology	Total
Cost	$	117,750	1,349,596	1,467,346
Accumulated depreciation		116,521	1,342,946	1,459,467
Fixed assets, net	$	1,229	6,650	7,879

(8) Income Taxes

The New York City Unincorporated Business Tax imposes a 4% tax on the Company's allocable New York City taxable income. There is no tax provision relating to New York City for the year ended December 31, 2017. The variance between the effective tax rate of 0% and the statutory rate of 4% primarily relates to depreciation, deferred compensation, accruals, amortization of organizational costs as well as apportionment of taxable income subject to UBT.

The Company has a deferred tax asset of $8,187 primarily reflecting the tax-effected amount of the above-identified timing differences.

(9) Staff Retention and Incentivization Plans

Fund Growth Plan

The Company operates the Fund Growth and Conditional Award Plans (the Plans) for the retention and incentivization of its employees. The Fund Growth Plan allows employees to benefit from the growth in value of a nominal amount of Brevan Howard Fund Limited (BHFL) shares. The awards vest over a three year period.

The Company may, at its sole discretion, elect not to pay all or any portion of any Award related to the Plans if as a result of making such payment, the Company reasonably believes that it would have net capital, as determined in accordance with SEC Rule 15c3-1, of less than 120% of (a) the maximum amount

(Continued)

of net capital, as so determined, at which the Company would be required to submit a so-called "early warning" notification under SEC Rule 17a-11 or (b) any more stringent required minimum capital obligations imposed by law, statute and regulation or under the rules or requirements of any regulatory authority, whichever is greater.

The fair value of the Fund Growth Plan awards as calculated by reference to the growth of the Net Asset Value of the notional BHFL shares over the three year vesting period was $66,667 as of December 31, 2017.

Awards valued at $66,667 vested at December 31, 2017 and were paid in February 2018.

Deferred Compensation

The Company awards bonuses to employees for services rendered. For some employees, a portion of these awards is subject to deferral for a period of three years. As of December 31, 2017, the liability associated with the deferred compensation payable was $102,245. The deferred bonus plan will be paid in cash.

(10) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). As of November 1, 2011, FINRA approved the Company maintain a minimum net capital requirement of $5,000 (or 6.67% of aggregate liabilities) pursuant to the Alternative Standard under SEA Rule 15c3-1(a)(1)(ii)(the Net Capital Rule). As of December 31, 2017, the Company had net capital of $125,955 and excess net capital of $46,345. The Company was in compliance with the requirements of the Net Capital Rule at all times during the year.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under sub section (k)(2)(i).

(11) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 27, 2018, the date the financial statements were available to be issued.